AG 3/12

07003087

SEC MAIL PROCESSING RECEIVED FEB 27 2007 WASH, D.C. 203 SECTION

SECURIT. ...ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCAdvisors Network Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7103 S. Revere Parkway
(No. and Street)

Centennial (City) Colorado (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia A. Tocco 303-705-6124
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street Suite 1400	Denver	CO	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patricia A. Tocco____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCAdvisors Network Inc.____, as of December 31________________________, 2006_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_None____

Signature

_Chief Financial Officer________
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCAdvisors Network Inc.

December 31, 2006

Contents

BKD LLP

Independent Accountants' Report

TCAdvisors Network Inc.
Centennial, Colorado

We have audited the accompanying statement of financial condition of TCAdvisors Network Inc. as of December 31, 2006, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCAdvisors Network Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

February 22, 2007

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514 303 861-4545 Fax 303 832-5705

TCAdvisors Network Inc.

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	978,132
Restricted cash		26,377
Clearing agent deposit		100,000
Commissions and fees receivable (net of allowance for failed trades of $5,305)		364,038
Due from affiliates		28,101
Prepaid expenses		33,176
Furniture and equipment (net of accumulated depreciation of $40,248)		14,671
Total	$	1,544,496

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and other liabilities	$	8,153
Accrued expenses		77,048
Payable to broker/dealers		29,387
Total liabilities		114,588
Stockholder's Equity		
Common stock, $0.01 par value; authorized 1,100,000 shares; issued and outstanding 900,000 shares		9,000
Additional paid-in capital		658,378
Retained earnings		762,529
Total stockholder's equity		1,429,907
	$	1,544,496

See Notes to Financial Statements

TCAdvisors Network Inc.

Statement of Income

Year Ended December 31, 2006

Revenue	
Commission revenue	$ 1,118,054
Mutual fund revenue	945,684
Total revenue	2,063,738
Expenses	
Payroll and employee benefits	852,527
Occupancy and other	148,200
Professional services, fees and dues	280,663
Trading costs	152,111
Depreciation and amortization	5,708
Total expenses	1,439,210
Operating Income	624,529
Interest and Other Income	91,517
Net Income	$ 716,046

See Notes to Financial Statements

TCAdvisors Network Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2006	900,000	$ 9,000	$ 658,378	$ 571,483	$ 1,238,861
Distribution to stockholder	—	—	—	(525,000)	(525,000)
Net income	—	—	—	716,046	716,046
Balance, December 31, 2006	900,000	$ 9,000	$ 658,378	$ 762,529	$ 1,429,907

See Notes to Financial Statements

TCAdvisors Network Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Operating Activities	
Net income	$ 716,046
Items not requiring cash	
Depreciation and amortization	5,708
Failed trade expense	19,610
Changes in	
Restricted cash	(929)
Accounts receivable	(105,019)
Due from affiliate	(12,888)
Prepaid expenses and other assets	(259)
Accounts payable and other liabilities	(28,644)
Accrued expenses	13,465
Payable to broker/dealers	(18,755)
Net cash provided by operating activities	588,335
Investing Activities	
Purchase of equipment	(2,967)
Net cash used in investing activities	(2,967)
Financing Activities	
Distribution to stockholder	(525,000)
Net cash used in financing activities	(525,000)
Increase in Cash and Cash Equivalents	60,368
Cash and Cash Equivalents, Beginning of Year	917,764
Cash and Cash Equivalents, End of Year	$ 978,132

See Notes to Financial Statements

TCAdvisors Network Inc.

Notes to Financial Statements

December 31, 2006

Note 1: Summary of Significant Accounting Policies

Organization

TCAdvisors Network Inc. (the "Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated under the laws of the State of Colorado on December 17, 1993, and became registered as a broker/dealer on February 24, 1994.

The Company shares common control with Gemisys Financial Services Corporation ("Gemisys"), TCA Financial Corporation ("TCAF"), and Trust Company of America ("Trust Co.").

The Company operates two distinct lines of business. The first is as a fully disclosed broker/dealer, and as such, holds no customer funds or securities. All trades are transacted through clearing brokers. The second line of business is an online interactive auction for the secondary market of limited partnerships ("LPs") and non-publicly traded real estate investment trusts ("REITs"). The Company may hold customer funds or securities related to the transfer activities for this secondary market, though it is not holding such funds or securities as of December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2006, cash equivalents consisted primarily of money market accounts with brokers. At December 31, 2006, the Company's cash accounts exceeded federally insured limits by approximately $29,000.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years. During 2004, the Company began depreciating newly acquired equipment using the double-declining balance method.

Commission Revenue

Commission revenue and related expenses are recorded on a trade-date basis. Commission revenue related to the secondary marketing of LP and REIT interests is recorded on the date that the buyer and seller have contractually agreed to terms and the buyer deposits the purchase price into escrow.

Mutual Fund Revenue

The Company receives service and distribution fees ("12b-1 fees") from various mutual funds in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned on average balances.

Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an S corporation under provisions of the Internal Revenue Code and a similar section of the Colorado state income tax law. Therefore, taxable income or loss is reported to the individual stockholder for inclusion in the individual's respective tax returns and no provision for federal and state income taxes is included in these statements.

Stock Options

At December 31, 2006, the Company has a stock-based compensation plan, which is described more fully in Note 6. Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations under the minimum value method.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*. The Company selected the prospective application. Accordingly, after January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled.

Note 2: Clearing Agent Deposits

The Company maintains a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement; the clearing agent deposit has been included as an allowable asset for purposes of the net capital calculation.

Note 3: Payable to Broker/Dealers

Amounts payable to broker/dealers at December 31, 2006, consist of $29,387 of commissions payable to unaffiliated broker/dealers. The Company clears certain of its proprietary and customer transactions through its clearing agent on a fully disclosed basis. There were no amounts due to or from the clearing agent at December 31, 2006.

Note 4: Related-Party Transactions

Pursuant to an expense allocation agreement between the Company and Trust Co., the Company's financial statements reflect the pro-rata allocation of costs incurred for occupancy costs, operations and administrative support, in addition to certain network services. The Company also shares the cost of officer salaries with Trust Co. The allocations are based on systematic methodologies that consider the number of employees and usage factors. During 2006, the Company incurred $97,870 of expenses under this agreement with Trust Co.

The Company had a receivable of $28,101 from Trust Co. and payables of $112 and $2,174 to Trust Co. and TCAF, respectively, outstanding at December 31, 2006.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $971,848, which was $721,848 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.12 to 1 at December 31, 2006.

The Company had no customers' fully paid or excess margin securities at December 31, 2006, which were not in the Company's possession or control as specified under Rule 15c3-3 of the Exchange Act.

Note 6: Stock Options

The Company's Stock Option Plan (the Plan), which is shareholder approved, permits the grant of stock options to eligible officers, consultants and directors of the Company for up to 150,000 shares of common stock. The Company believes that such awards better align the interests of its officers, consultants and directors with those of its shareholders. Option awards are generally granted with an exercise price equal to the fair value of the Company's stock, as determined in

TCAdvisors Network Inc.
Notes to Financial Statements
December 31, 2006

good faith by the Company's board of directors at the date of grant; those option awards generally vest based on four years of continuous service and have ten-year contractual terms.

The fair value of each option award is estimated on the date of grant using a closed-form option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	11.12%–11.29%
Weighted-average volatility	11.19%
Expected dividends	0%
Expected term (in years)	7 years
Risk-free rate	2.60%–4.94%

A summary of option activity under the Plan as of December 31, 2006, and changes during the year then ended, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding, beginning of year	113,500	$ 2.84	
Granted	10,000	2.46	
Exercised	—	—	
Forfeited or expired	—	—	
Outstanding, end of year	123,500	$ 2.81	6.17 years
Exercisable, end of year	70,375	$ 2.99	4.25 years

The weighted-average grant-date fair value of options granted during the year ended 2006 was $0.70. There were no stock options exercised during 2006.

A summary of the status of the Company's nonvested shares as of December 31, 2006, and changes during the year then ended is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested, beginning of year	67,500	$ 2.62
Granted	10,000	2.46
Vested	(24,375)	2.64
Forfeited	—	—
Nonvested, end of year	53,125	$ 2.58

As of December 31, 2006, there was $39,365 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 8.72 years. The total fair value of shares vested during the year ended December 31, 2006, was $18,460.

For the year ended December 31, 2006, management elected not to recognize the compensation expense in the amount of $1,738 as management believes it is immaterial to the financial statements.

Note 7: Regulatory Matters

The Company has established a special reserve bank account for the exclusive benefit of its customers (the "Reserve Bank Account") with an independent third-party bank and deposited funds in excess of its requirement for customer reserve balances pursuant to Rule 15c3-3 of the Exchange Act. The Company also computes on a monthly basis the amount of required deposits to be maintained in the Reserve Bank Account as required by Rule 15c3-3. At December 31, 2006, cash of $26,377 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

The Company entered into an escrow agreement with an unaffiliated trust company that was in effect throughout 2006. The unaffiliated trust company establishes and maintains a segregated escrow account for the exclusive benefit of customers of the Company, receives and processes completed buyer and seller paperwork, and effects transfer of ownership for LPs and REITs related to the Company's online interactive auction business. Transactions effected through the unaffiliated trust company are not included as payables to customers and do not require deposits to be made into the Company's Reserve Bank Account pursuant to Rule 15c3-3.

Note 8: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Supplemental Schedules

BKD LLP

Independent Accountants' Report on Supplementary Schedules

TCAdvisors Network Inc.
Centennial, Colorado

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD LLP

Denver, Colorado
February 22, 2007

TCAdvisors Network Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Aggregate Indebtedness	$	114,588
Minimum Net Capital Required, Greater of 6-2/3% of Aggregate Indebtedness or $250,000 Minimum	$	250,000
Stockholder's Equity	$	1,429,907
Non-allowable Assets		
Accounts receivable		364,038
Due from affiliates		28,101
Prepaid expenses		33,176
Furniture and equipment		14,671
Total non-allowable assets		439,986
Haircut on Investment		18,073
Net Capital	$	971,848
Capital in Excess of Requirement	$	721,848
Ratio of Aggregate Indebtedness to Net Capital		0.12 : 1

No material differences exist between the above customer reserve calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

TCAdvisors Network Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Credit balances: Free credit balances and other credit balances in customers' security accounts	—
Excess of total credits over total debits required to be on deposit in the reserve bank account	—
Required deposit	NONE

No material differences exist between the above customer reserve calculation and the corresponding information included in the Company's unaudited Form X-17A-5 Part II filing as of December 31, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

TCAdvisors Network Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2006

1. Customers' fully paid and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	—
A. Number of items	—
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	—
A. Number of items	—

No material differences exist between the above information relating to possession or control requirements and the information included in the Company's unaudited Form X-17A-5 Part II filing, as of December 31, 2006. Therefore, no reconciliation of the information is deemed necessary

BKD LLP

Independent Accountants' Report on Internal Controls

Board of Directors
TCAdvisors Network Inc.
Centennial, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of TCAdvisors Network Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the (consolidated) financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities, which we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. (NASD) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD LLP

Denver, Colorado
February 22, 2007

END